Exhibit 12.1

ESSEX PROPERTY TRUST, INC.
Schedule of computation of Ratio and Earnings to Fixed Charges and Preferred Stock Dividends
(Dollars in thousands, except ratios)

	Years ended December 31
	2008		2007(1)		2006(1)		2005(1)		2004(1)
Earnings:
Income before discontinued operations	$63,517		$42,349		$32,738		$47,266		$72,485
Gain on sales of real estate and retirement of debt	(8,095)		-		-		(6,391)		(7,909)
Minority interests	22,395		19,999		18,783		20,699		28,106
Interest expense	78,203		78,938		72,272		70,149		60,063
Amortization of deferred financing costs	2,883		3,055		2,745		1,947		1,560
Total earnings	$158,903		$144,341		$126,538		$133,670		$154,305

Fixed charges:
Interest expense	$78,203		$78,938		$72,272		$70,149		$60,063
Amortization of deferred financing costs	2,883		3,055		2,745		1,947		1,560
Capitalized interest	10,908		5,134		3,913		1,100		1,997
Preferred stock dividends	9,241		9,174		5,145		1,953		1,952
Perpetual preferred unit distributions	9,909		10,238		10,238		10,238		14,175
Total fixed charges and preferred stock dividends	$111,144		$106,539		$94,313		$85,387		$79,747

Ratio of earnings to fixed charges (excluding preferred stock dividends and preferred unit distributions)	1.73	X	1.66	X	1.60	X	1.83	X	2.43	X

Ratio of earnings to combined fixed charges and preferred stock dividends	1.43	X	1.35	X	1.34	X	1.57	X	1.93	X

(1)	The results of operations for 2007, 2006, 2005 and 2004 have been reclassified to reflect discontinued operations for properties sold subsequent to December 31, 2007.